Exhibit D



                                      March 16, 2001
                                      In reply, please refer to:
                                      DN 99-09-12RE01:EL:RMP


Lisa J. Thibdaue
Vice President - Rates, Regulatory Affairs and Compliance
Northeast Utilities System
107 Selden Street
Berlin, Connecticut 06037

RE:  Docket No. 99-09-12REO1  Application of The Connecticut Light and
     Power Company and The United Illuminating Company for Approval of Their Millstone Nuclear Generation Assets Divestiture Plans - Sale of Millstone Station to Dominion Resources, Inc.
     Compliance Order No. 4

Dear Ms. Thibdaue:

     The Department of Public Utility Control (Department) is in receipt, on January 31, 2001, of The Connecticut Light and Power Company's (CL&P or Company) letter indicating its proposed method of compliance with Order No. 4 in the Department's January 24, 2001 Decision in the above-referenced docket. Order No. 4 required CL&P to file information regarding the disposition of the proceeds, including an itemization of costs to be netted against the proceeds. CL&P also stated in the letter that various restructuring dockets contemplated that CL&P would use the proceeds from the nuclear sale to immediately writedown the appropriate assets and reduce stranded costs recovered through the Competitive Transition Assessment (CTA). Thus, information filed in compliance with Order No. 4 will explain how CL&P's CTA rate base and amortization have been decreased as of the closing date to reflect changes in the asset side of CL&P's balance sheet. In addition, CL&P states in the letter that it will need to immediately deploy the cash from its nuclear asset sale. The Company proposes that, on the date of sale closing, it will use some of the cash generated from the Millstone transaction to reduce or redeem its debt and equity through either buying back its equity from its parent or through the payment of dividends to its parent.

     The Company recognized that the use of proceeds from the asset sale is subject to Department approval and that the final calculations on proceeds will not be filed until 180 days after closing. Further, the Company states that it cannot wait to deploy the cash generated from the Millstone transaction until completion of the use of proceeds case because to do so may cause harm to CL&P's overall earnings levels since the Company would have a significant amount of capital on hand but no means for such capital to earn a reasonable rate of return.
Accordingly, the Company seeks Department approval to use the cash from the Millstone asset sale to achieve a capital structure target of approximately 55% to 60% debt and 40% to 45% equity.

     The Department has reviewed the request and notes that, during these proceedings, CL&P testified that, for a utility company to attain an "A" debt rating, it needs to move closer to 50% equity in its capital structure. Tr. 11/27/00, p. 1631. In this testimony, the Company further noted that attaining an "A" debt rating would be advantageous to CL&P as its cost of capital would decline. Tr. 11/27/00, p. 1632. However, in its January 31, 2001 letter, the Company has targeted a capital structure of 40% to 45% equity (including preferred). The Department views the use of the Millstone cash proceeds as offering CL&P a unique opportunity to significantly improve its capital position, potentially raise its debt rating, and reduce its overall cost of capital for the benefit of ratepayers and the Company. In an effort to recognize the ameliorative ratepayer benefits associated with a strengthened capital structure, the Department grants the Company's request and allows immediate disposition of the Millstone cash proceeds upon receipt at the closing. However, the Department will require CL&P to deploy the cash proceeds, in part, to result in a capital structure, including the proposed effects of securitization, to attain approximately 45% to 50% common equity (excluding preferred), rather than the 40% to 45% (including preferred) as targeted. The Department will commence a proceeding to determine the capital structure appropriate for CL&P post nuclear asset sale and will make a final ruling in this matter at the conclusion of such proceeding. In making this temporary ruling, the Department requires that the Company retain sufficient financial flexibility to adjust its capital structure as may be necessary to comply with Department findings at the conclusion of this proceeding.

                                Sincerely,


                                DEPARTMENT OF PUBLIC UTILITY CONTROL



                                Louise E. Rickard
                                Acting Executive Secretary


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